                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             AURORA GOLD CORPORATION
                 (Name of Small Business Issuer in its Charter)



             Delaware                                 13-3945947
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

1505-1060 ALBERNI STREET, VANCOUVER, B.C., CANADA        V6E 4K2
(Address of principal executive offices)                  Zip Code

                                 (604) 687-4432
                           (Issuer's Telephone Number)


        Securities to be Registered under Section 12(b) of the Act: NONE

Securities to be Registered under Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE PER SHARE


                                                                    PAGE 1 OF 94
                                                 INDEX TO EXHIBITS IS ON PAGE 58
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                             AURORA GOLD CORPORATION
                      Registration Statement on Form 10 SB

                                     Part I

                                                                                Page
                                                                                ----
Item 1.        Description of Business                                           3
               A.  General
               B.  Risk Factors Related to the Company's Business

Item 2.        Managements' Discussion and Analysis or Plan of Operation        11

Item 3.        Description of Property                                          13

Item 4.        Security Ownership of Certain Beneficial Owners and Management   22

Item 5.        Directors, Executive Officers, Promoter and Control Persons      23

Item 6.        Executive Compensation                                           24

Item 7.        Certain Relationship Alterations                                 26

Item 8.        Description of Securities                                        27

                                     Part II

Item 1.        Market Price and Dividends on the Registrants'
               Common Equity and other Shareholder Matters                      28

Item 2.        Legal Proceeding                                                 29

Item 3.        Changes in and Disagreements with Accountants                    29

Item 4.        Recent Sales of Unregistered Securities                          29

Item 5.        Indemnifications of Directors and Officers Financial Statements  30

                                    Part F/S

               Financial Statements                                             33

                                    Part III

Item 1.        Index to Exhibits                                                56


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ITEM 1. DESCRIPTION OF BUSINESS

        The Company was incorporated under the laws of the State of Delaware on October 10, 1995, under the name "Chefs Acquisition Corp." Initially formed for the purpose of engaging in the food preparation business, it redirected its business efforts in late 1995, to the acquisition, exploration and, if warranted, development of mineral resource properties. Since its redirection, the Company's activities have been limited primarily to the acquisition of rights to certain mineral properties and the sale of shares for working capital purposes. SEE "ITEM 3. DESCRIPTION OF PROPERTY."

        The Company is engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties. All of the mineral properties in which the Company has an interest or a right to acquire an interest in are currently in the exploration stage. None of the properties have a known body of ore. The Company's primary objective is to explore for gold, silver and base metals and, if warranted, to develop those existing mineral properties. Its secondary objective is to locate, evaluate, and acquire other mineral properties, and to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.

        In Guatemala the State is the owner of all deposits that exist within the territory of the Republic, its continental platform and its exclusive economic zone. The Guatemala Mining Law requires titleholders of either reconnaissance or exploration licenses to provide a mitigation study related to the mining operations to be carried out in the authorized area. The study must be presented to the Mining Directorate before beginning any work and describes the reconnaissance and exploration operations and the consequences of such operations for the environment, with a view to protection and conservation. If the Directorate fails to respond to the technical report within thirty days, the study will be deemed accepted.

        Although compliance with such laws is not presently a significant factor in the Company's operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company's operations. SEE "RISK FACTORS OF THE COMPANY'S BUSINESS."

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, or a reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties. Changes to environmental regulations could have an adverse impact on the profitability or feasibility of the Company's projects. The Company is not aware of any specific environmental legislation proposed in any of the jurisdictions where it holds property, and


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accordingly, it is not possible to assess the potential impact of such possible future regulations.

        Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        The Constitution of the Republic of Guatemala, the Mining Law, the actual government policies and other Guatemalan laws, guarantee national and international investments in the following ways: (i) It is not necessary to have a local partner to make investments. (ii) There are no restrictions for foreign investors repatriating benefits or capital from investments. (iii) Foreign companies established in Guatemala can purchase in foreign currency without restrictions and have access to local credit lines. (iv) The Constitution of the Republic recognizes private property rights. (v) Concessions for mineral exploration and exploitation are granted by the Ministry of Energy and Mines. The Mining Law permits the participation of national and international companies. (vi) The owner of a mining right can import free of tax and tariff rights the goods that are utilized in the mining operations, such as machinery, equipment, spare parts, accessories, materials and explosives, whenever they are not produced in the country in quantities and qualities required. (vii) Free market policies that promote and guarantee foreign investment through fiscal incentives, international and bilateral agreements.

        The new Mining Law of Guatemala provides for the following three types of concessions: (i) A Reconnaissance concession is granted for a period of six months, and can be extended for another six months. It covers a minimum area of 500 square kilometers and a maximum of 3,000 square kilometers. The following fees are paid for the reconnaissance concessions (a) US$215 when granted (b) land fees of US$20 per square kilometer for every six month period. Work in the area must begin within thirty days of the concession being granted. (ii) Exploration concession is granted for a period of three years, and can be extended for two periods of two or more years for a total of seven years. For the first extension, the original exploration area has to be reduced by 50%. For the second extension, the area must be reduced by an additional 50%. The following fees are paid for the exploration concessions. (a) When granted US$215
(b) Land fees are charged in "UNITS" per squared kilometer. Their value will be between US$35 and US$185. Land fees are charges as follows - 3 Units per square kilometer per year for the first three years, 6 Units per square kilometer per year for the first two year extension, 9 Units per square kilometer per year for the second two year extension (c) Exploration work must commence within 90 days of the concession being granted. (iii) Exploitation concessions are granted for a period of twenty-five years and a single twenty-five year extension if necessary. The land fees for exploitation concessions are 12 Units per square kilometer per year. Exploitation work must begin within 90 days of the concession being granted.

        The Company believes that it is in substantial compliance with all material laws and regulations which currently apply to its mining and exploration activities and has all the required permits for its current operations. There can be no assurance that all permits which the Company may require for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms and that such laws and regulations would not


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have an adverse effect on any activity it might undertake. There is also no assurance that the Company will obtain approval for the acquisition of additional concessions or property interests.

        The Company is in the development stage and has a limited operating history. No representation is made, nor is any intended, that the Company will be able to carry on its activities profitably. Moreover, the likelihood of the success of the Company must be considered in light of the expenses, difficulties, and delays frequently encountered in connection with mineral resource exploration and development and with the formation of a new business. Further, no assurance can be given that the Company will have the ability to acquire assets, businesses, or properties with any value to the Company.

        The Company is in the process of completing its assessment of its properties for exploration and over the course of the next twelve months, to initiate the recommended exploration programs. None of the Company's properties contain any known reserves.

The Company's offices are located at 1505 - 1060 Alberni Street, Vancouver, British Columbia Canada V6E 4K2.

B.      RISK FACTORS RELATED TO THE COMPANY'S BUSINESS

1.      GENERAL RISKS

        A.     RECENTLY ORGANIZED COMPANY

        The Company was only recently organized and has no operating history. The Company, therefore, must be considered promotional and in its early formative and development stage. Prospective investors should be aware of the difficulties normally encountered by a new enterprise. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably. The Company has limited assets and has had no revenues to date.

        B.     EXPERIENCE OF MANAGEMENT

        Although the Company's management ("Management") has general business experience, prospective investors should be aware that Management has limited experience in the mining industry and in particular with respect to the acquisition, exploration and development of mineral resource properties. See "Directors and Officers."


        C.     POTENTIAL FUTURE 144 SALES

        Of the 50,000,000 shares of the Company's Common Stock authorized, there are presently issued and outstanding 10,870,384; all but approximately 4,780,383 shares are "restricted securities" as that term is defined under the Act, and in the future may be sold in


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compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding Common Stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale over a period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares.

        D.     PENNY STOCK RULES

        Under Rule 15g-9 under the Exchange Act, a broker or dealer may sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

        (1) such sale or purchase is exempt from Rule 15g-9; or

        (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

        The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of
Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

        It is likely that the Company's Common Stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of purchasers in the offering to sell their securities in the secondary market.


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        E.     FORWARD LOOKING STATEMENTS

        This registration statement includes "forward-looking statements" within the meaning of Section 27a of the act and Section 21e of the securities and exchange act of 1934, as amended (the "exchange act"). All statements other than statement of historical facts included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the company's financial position are forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations ("cautionary statements") are disclosed in this registration statement, including, without limitation, in conjunction with the forward-looking statements included in this registration statement section entitled "Risk Factors Related to the Company's Business." All subsequent written and oral forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements.

2.      RISK FACTORS OF THE COMPANY'S MINING BUSINESS

        Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection; any combination of these factors may result in the Company not receiving an adequate return of investment capital.

        A.     EXPLORATION AND DEVELOPMENT RISKS

        All of the Company's properties are in the exploration stages only and are without a known body of commercial ore. Development of these properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

        Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.


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Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In additions, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have and adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

        B.     OPERATING HAZARDS AND RISKS

        Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damages to property, and possible environmental damages. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

        C.     LIMITED OPERATING HISTORY AND LACK OF CASH FLOW

        None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. As a result, there can be no assurance that the Company will be able to develop any of its property profitably or that its activities will generate positive cash flow. The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its Common Stock. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

        D.     TITLE RISKS


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        The Company has not obtained an opinion of counsel as to title to its properties nor has it obtained title insurance. Any of the Company's properties may be subject to prior unregistered agreements of transfer.

        E.     CONFLICTS OF INTEREST

        Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

        F.     COMPETITION AND AGREEMENTS WITH OTHER PARTIES

        The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the Company's ability to acquire additional attractive gold mining properties, on terms it considers acceptable, may be adversely affected.

        The Company may be unable in the future to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.


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        G.     FLUCTUATING MINERAL PRICES

        The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Moreover, significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the development stage, the above factors have had no material impact on operations or income.

        H.     ENVIRONMENTAL REGULATION

        All phases of the Company's operations in Guatemala are subject to environmental regulations. Environmental legislation in Guatemala is involving in a manner which will require stricter standards and enforcement, increased fines and penalties of non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes it is in compliance with all applicable environmental legislation, there is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

        I.     ADEQUATE LABOR AND DEPENDENCE UPON KEY PERSONNEL

        The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its Management. The loss of services of any of its Management could have a material adverse effect on the Company.

        J.     POLITICAL RISKS

        There are significant political risks involving the Company's investment in Central America. These risks include, but are not limited to political, economic and social uncertainties in such countries. A change in policies by the government of the countries in which the company operates could adversely affect the Company's interest by, among other things, change in laws, regulations, or the interpretations thereof, confiscatory taxation, restriction on currency


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conversions, imports and sources of supplies, or the expropriation of private enterprises. Although management of the Company does not believe that the political factors described above have affected the Company's activities to date, these factors may make it more difficult for the Company to raise funds for the development of its mineral interests in such developing countries.

ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        Aurora Gold Corporation is a mineral exploration company based in Vancouver, Canada engaged in the exploration of base and precious metals world wide. The Company was incorporated under the laws of the State of Delaware on October 10, 1995, under the name "Chefs Acquisition Corp." and is a development stage company. The Company had limited operations for the year ended December 31, 1995.

        Since commencement of its exploration operations in 1996, the Company has undertaken a review of world mining properties with the objective of acquisitions, exploration and development.

        In addition to Guatemala, primary regions under investigation by the Company include Argentina, Canada, Egypt, Mexico, United States of America, West Africa and South Africa.

        The management of the Company has developed the following exploration objectives, the acquisition of properties with large scale potential, to minimize capital costs on leases or concessions, the acquisition of properties adjacent or in close proximity to recent discoveries of large scale mineral reserves, to be the first-in staking where possible, secured repatriation on mineral rights and royalties and to establish joint ventures and/or partnerships with established companies that possess the resources to complete mine development. All of the Company's properties are in the preliminary exploration stage without any presently known body of ore.

        In April 1996, the Company entered into a letter agreement whereby it obtained an option to earn a 49% interest in 59 mineral claims located in the South Mining District in the Northwest Territories, Canada. The terms of the agreement required the Company to pay a total of $73,525 before July 15, 1996, issue 300,000 restricted common shares of the Company upon signing the agreement and expend a total of $730,000 over three years on the mineral properties. Once the Company has earned their 49% interest they can elect to acquire an additional 16% interest in the property by expending an additional $750,000. Once an interest has been acquired by the Company it will be subject to a net smelter return royalty equal to 1.5% of the net smelter returns from the property.

        At December 31, 1996, the Company issued 300,000 restricted common shares and paid $18,250 in cash for the property.

        In March 1997 the Company abandoned its interest in the property and deferred


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exploration costs of $21,810 were charged to income.

        In June, 1996 the Company entered into a letter agreement whereby the Company obtained an option to earn a 100% undivided interest in three groups of mineral claims totaling 95 claims located in the Victoria and Inverness counties of Nova Scotia, Canada. The Terms of the agreement require the Company to pay a total of $51,000 over a three year period, of which $14,600 was paid in June 1996, issue 200,000 free trading common shares in June, 1999 and expend minimum of $18,250 per year for three years on each group of claims. Each interest acquired by the Company will be subject to a net smelter return royalty equal to 2% of the net smelter returns from each relevant group of claims.

        During the period May 1, 1997 to September 30, 1997 the Company spent $96,186 on an exploration program on the three groups of mineral claims. In September 1997 the Company abandoned its interest in the properties and deferred exploration costs of $113,786 were charged to income.

        During the period May 1, 1997 to June 30, 1997 the Company incurred $26,600 in exploration expenditures on the Al Uwaynat area of southwestern Egypt. The Company abandoned its interest in the properties and exploration costs of $26,600 were charged to income.

        In July, 1997, the Company entered into a letter agreement, which was revised in November of 1997, whereby the Company obtained an option to earn a 100% undivided interest in four mineral concessions in Guatemala. The terms of the agreement are subject to (i) the Company completing its due diligence (ii) the Guatemala Governments approval of the applications for the four mineral concessions and (iii) the Company's payment of a total of $5,000 and issuance 1,500 common shares per concession for a total of 6,000 shares. The applications for the four mineral concessions have been presented to the Guatemala Government and Governmental approval is expected in the second quarter of 1998.

        In August, 1997, the Company entered into a letter agreement, which was revised in November of 1997, whereby the Company obtained an option to earn a 100% undivided interest in eight mineral concessions and two mineral reconnaissance concessions in Guatemala. The Terms of the agreement are subject to (i) the Company completing its due diligence (ii) the Guatemala Government's approval of the applications for the eight mineral concessions and two mineral reconnaissance concession and (iii) the Company's payment of $5,000 and issuance of 1,500 common shares per concession for a total of 15,000 shares. The applications for the eight mineral concessions and two reconnaissance concessions have been presented to the Guatemala Government and Governmental approval is expected in the second quarter of 1998.

        Both the July 1997 and the August 1997 letters of agreement and their respective revisions in November 1997 require that each distinct mineral deposit per mineral concession acquired by the Company will be subject to a net smelter return royalty equal to 1% of the net smelter returns payable to the Government of Guatemala.


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        In 1996 the Company raised an aggregate of $408,000 ($355,000 through the issuance of 5,800,000 shares in common stock of the Company and $50,000 through the issue of notes) which netted $392,920 after deducting offering expenses of $15,080. The Company also issued 300,000 restricted common shares ($3,000) upon signing the letter of agreement whereby the Company acquired an option to earn a 49% undivided interest in 59 mineral claims in the South Mining District in the Northwest Territories. In Fiscal 1997, the Company raised $750,000 through the issuance of 750,000 common shares at a price of $1.00 per share versus $355,000 in Fiscal 1996. Subsequent to Fiscal 1997, the Company raised an additional $250,000 through the issuance of 200,000 common shares at a price of $1.25 per share.

        TWELVE MONTHS ENDED DECEMBER 31, 1997 ("FISCAL 1997") VERSUS TWELVE MONTHS ENDED DECEMBER 31, 1996 ("FISCAL 1996").

        Net loss in Fiscal 1997 increased by $208,772 over Fiscal 1996 to $569,980 as compared to $361,208 in Fiscal 1996, due primarily to (1) the Company's write off of certain mineral properties in the amount of $135,596. (See "Description of Properties");

        (2) increased legal and accounting fees of $19,200 ($71,455 in Fiscal 1997 as compared to $52,225 in Fiscal 1996); and

        (3) increased payments to consultants ($46,378 in Fiscal 1997 as compared to $7,255 in Fiscal 1996).

        In Fiscal 1997 the Company incurred property acquisition costs and exploration expenditures of $172,585 versus $39,410 in Fiscal 1997.

        FISCAL 1996 VERSUS THE FISCAL YEAR ENDED DECEMBER 31, 1995

        The Company had a three month fiscal period in 1995 without any financial activity other than as related to organizational expenses.

        Although the Company believes that it has sufficient working capital to
(i) pay its administrative and general operating expenses through December 31, 1999 and (ii) to conduct its preliminary exploration programs, without cash flow from operations it may need to obtain additional funds (presumably through equity offerings and/or debt borrowings) in order, if warranted, to implement additional exploration programs on its properties. Failure to obtain such additional financing may result in a reduction of the Company's interest in certain properties or an actual foreclosure of its interest.

ITEM 3. DESCRIPTION OF PROPERTY

        All of the Company's properties are in the preliminary exploration stage and do not contain any known body of ore.

  (A)          ACQUISITION OF PROPERTY INTERESTS OR OPTIONS TO ACQUIRE PROPERTY
               INTERESTS

        The Company is currently a party to two exploration and property development agreements with respect to Guatemala Mineral Concessions. Two former Agreements, the Northwest Territories Agreement, and the Cape Bretton Island, Nova Scotia Agreement have been terminated.

        1.     NORTHWEST TERRITORIES AGREEMENT

        The Northwest territories Agreement was entered into in April 1996 (the "NT Agreement"). The parties to the Agreement are the Company as Optionee, and Camphor Ventures, Inc. as the Optionor. The NT Agreement encompasses mineral claims located in the South Mining District in the Northwest Territories, (the "NT Property"). The Company abandoned the Northwest Territories Mineral Claims in March 1997.

        2.     CAPE BRETON ISLAND, N.S. AGREEMENT

        The Cape Breton Agreement was entered into in June 1996 (the "CB Agreement"). The parties to the CB Agreement are the Company as Optionee, and Gaye Johnson, Danford G. Kelley and Gordon R. Cranton as the Optionors. The CB Agreement encompasses mineral claims located in Victoria and Inverness Counties in Cape Breton, Nova Scotia (collectively, the "CB Properties"). The Company abandoned the CB Properties in September 1997.

        3.     GUATEMALA, AGREEMENTS

        (i) Agreement dated July 7, 1997 as revised November 3, 1997 (the "Guatemala Agreement July 1997)

        The parties to the Guatemala Agreement of July 1997 are the Company as Optionee, and Mineral Montagua S.A. as the Optionor. The agreement covers four mineral concessions: El Triunfo, El Rejon, Bola de Oro and Carmona.

        The Guatemala Agreement of July 1997 allows the Company the option, upon the completion of the Company's due diligence and the Guatemala Government approval of the applications for the four mineral concessions, of acquiring 100% undivided interest in the mineral concessions, pursuant to the requirements of the Guatemala Agreement of July 1997.

        The granting by the Guatemala Government of a reconnaissance license confers to the titleholder the exclusive rights to identify and locate possible areas for exploration, within the license's territorial limits and to unlimited depth in the subsoil. The granting by the Guatemala Government of an exploration license confers to the titleholder the exclusive right to locate, study, analyze and evaluate the deposits which have been granted, within the licenses' territorial limits and to unlimited depths in the subsoil.

        The Guatemala Agreement of July 1997 provides the Company with the option to acquire a 100% undivided interest in the four Guatemala mineral concessions. The Company, as Optionee will be granted an option to acquire a 100% undivided interest in the four Guatemala mineral concessions upon completion of the following three requirements. (1) Cash payment of US$5,000 on July 21, 1997; (2) issuance of 1,500 common shares per mineral concession for a total of 6,000 common shares upon completion of due diligence by the Company and the Guatemala Government approval of the four mineral concession applications; and (3) each distinct mineral deposit per mineral concession acquired by the Company will be subject to a net smelter return royalty equal to 1% of the net smelter returns payable to the Government of Guatemala.

        The application for the four mineral concessions have been presented to the Guatemala Government and Governmental approval is expected in the second quarter of 1998.

        (ii) Agreement dated August 16, 1997 as revised November 3, 1996 (the "Guatemala Agreement August 1997")

        The parties to the Guatemala Agreement of August 1997 are the Company as Optionee, and Mineral Montagua S.A. as the Optionor. The agreement covers eight mineral concessions: Los Cipreses, Chiyax, Los Angeles, La Union, Barranquillo, El Rancho, El Jicaro, Monjitas and two mineral reconnaissance concessions:
Atitlan and San Diego.

        The Guatemala Agreement of August 1997 allows the Company the option, upon the completion of the Company's due diligence and the Guatemala government approval of the applications for the eight mineral concessions and two reconnaissance concessions, of acquiring a 100% undivided interest in the mineral concessions and the reconnaissance concessions, pursuant to the requirements of the Guatemala Agreement of August 1997.

        The granting by the Guatemala Government of a reconnaissance license confers to the titleholder the exclusive right to identify and locate possible areas for exploration, within the license's territorial limits and to unlimited depth in the subsoil. The granting by the Guatemala Government of an exploration license confers to the titleholder the exclusive right to locate, study, analyze and evaluate the deposits which have been granted, within the licenses' territorial limits and to unlimited depths in the subsoil.

        The Guatemala Agreement of August 1997 provides the Company with the option to acquire a 100% undivided interest in the eight mineral concessions and two reconnaissance concessions. The Company, as Optionee will be granted and option to acquire a 100% undivided interest in the eight Guatemala mineral concessions and two Guatemala reconnaissance concessions upon completion of the following three requirements: (1) Cash payment of US$5,000 on August 18, 1997;
(2) issuance of 1,500 common shares per concession for a total of 15,000 common shares upon completion of due diligence by the Company and the Guatemala Government approval of the applications for the eight mineral concession and two reconnaissance concessions; and (3) each distinct mineral deposit per mineral concession acquired by the

Company will be subject to a net smelter return royalty equal to 1% of the net smelter returns payable to the Government of Guatemala.

        The application for the eight mineral concessions and two reconnaissance concessions have been presented to the Guatemala Government and governmental approval is expected in the second quarter of 1998.

  (B)          PROPERTY DESCRIPTIONS

        (1)    GUATEMALA PROPERTIES

        In July and August 1997 the Company entered into letters of intent, which were revised in November of 1997, with Mineral Motague S.A. ("Motague") of Guatemala, to acquire a 100% interest from Motague in twelve mineral concessions and two reconnaissance concessions in south central Guatemala for which approval by the Guatemala Government is pending. The fourteen concessions encompass a number of gold and silver mines that were operated in Central America and date as far back as 1657. All the concessions are located within the South Volcanic Belt in Guatemala, which is considered to be the geological setting with the greatest mineral potential in the country.

        The concessions were chosen based on current geological information and historical information obtained from the General Archive of Central America, which is a library which saves and preserves all documentation available from the colonial period in Central America and the Ministry of Energy and Mines of the Government of Guatemala.

        The July 18, 1997 agreement covers the four mineral concessions of: El Triunfo, El Rejon, Bola de Oro and Carmona. The August 16, 1997 agreement covers the eight mineral concessions: Los Cipreses, Chiyax, Los Angeles, La Union, Barranquillo, El Rancho, El Jicaro, Monjitas and the two mineral reconnaissance Atitlan and San Diego.

        The geology of Guatemala is diverse especially due to the tectonic interaction of the Cocos, Caribbean and North American plates, those over which Guatemala is located. The geologic environment is favorable for the formation of different types of mineral deposits, either of hydrothermal character, magnetic segregation, igneous-metamorphic, sedimentary and others. In general, the country can be divided in four important physiographic provinces, the Pacific Costal Plain, Volcanic Province, Metamorphic and Peten Lowlands which define the geomorphologic features.

        All the Company's concessions are located within the South Volcanic Belt in Guatemala, which is considered to be the geological setting with the greatest mineral potential in the country. The Volcanic Province is represented by a Quaternary chain of active volcanoes to the south and Tertiary igneous rocks to the north. In the Tertiary area, ignimbrites and ryolites crop out, as well as acidic tuffs and several intrusives. Gold-silver deposits are expected to be found in granites and in quartz veins within the tuffs. The epithermal type of precious and basic metallic deposits and also the presence of lithofilic elements are associated with the geology of this area. In the eastern part of the volcanic province the most common mineralogy is pyrite and arsenopyrite with chalcopyrite, covelite and native gold as associated minerals, and it is related to epithermal processes associated with intrusive igneous bodies. Important deposits of copper-lead-zinc-silver, gold-silver and lead-zinc mineralization occur in veins emplaced in fractures within Tertiary volcanic rocks, typical features of epithermal deposits filling fissures that originated from tensional stresses. The mineralization consists mainly of zinc sulfides, lead-silver and copper with calcite and quartz as gangue minerals. Other deposits of economic importance are formed by a series of iron oxide bodies. it is important to note that most of this province has not yet been explored and evaluated, but it is one of the more important zones of interest due to its favorable geological environment for mineralization.

        Atitlan

        The Atitlan concession is a mineral reconnaissance concession located in the Sacatepequez, Chimaltenango, and Solola provinces in western Guatemala. It covers an area of 600 square kilometers. The Atitlan concession was requested based on the geological setting of the region and on several references from the Archives of Central America pointing to gold, silver and copper mineral occurrences in the area. These occurrences have yet to be located precisely. Geologically Atitlan is located within the central tertiary volcanic belt of southern Guatemala, which presents the best characteristics for epithermal mineralization in the country.

        The mineral reconnaissance application was presented to the Ministry of Energy and Mines on July 23, 1997.

        San Diego

        The San Diego is a mineral reconnaissance concession located in the Zacapa and Chiquimula province in eastern Guatemala, some 150 kilometers east of Guatemala City. Due to its reconnaissance status it covers a larger area than an exploration concession, namely 800 square kilometers. The San Diego reconnaissance concession was requested with the purpose of covering a large area of good prospective land in eastern Guatemala. The main feature of the reconnaissance concession is the fact that it completely surrounds the El Pato gold and silver mineral reserve, which is the best understood exploration project in Guatemala to date. The area has been studied by the General Mining Directorate and by the United Nations Revolving Fund for Natural Resources Exploration during the years 1990 and 1991. Geologically, due to its size this concession contains several geological settings. Most important is the presence of the Motagua Fault to the North and the Chiguimula Pluton (intrusive) on the eastern half of the concession.

        The mineral reconnaissance concession application was presented to the Ministry of Energy and Mines on July 24, 1997.

        Monjitas

        The Monjitas concession is located in central Guatemala some 10 kilometers east of Guatemala City. It covers a total area of 20 square kilometers. The Monjitas concession was requested based on historical references obtained from the Archives of Central America. The concession is located in the mountains to the east of Guatemala City. This area is marked by the presence of a N-S fault, which is the eastern border of the Asuncion Valley. Tertiary volcanic rocks are predominant in the area. Several outcrops of silicified, oxidized and altered volcanic rocks have been located.

        The mineral reconnaissance concession application was presented to the Ministry of Energy and Mines on June 2, 1997.

        El Rancho

        The El Rancho concession is located in the El Progreso and Zacapa provinces in eastern Guatemala, some 95 kilometers east of Guatemala City. It covers a area of 90 square kilometers. The Archives of Central America refer to the presence of several copper, gold, silver and iron mineral deposits in the El Rancho mountains south of El Rancho. Geology is very similar to that found in the El Barranquillo and El Jicaro concessions, although El Rancho, is closest to the Motagua Valley and fault. On the other side of the Motagua River to the North of El Rancho, the Ministry of Energy and Mines has declared a mineral reserve area called San Agustin. The reserve was declared based on studies performed by a Korean prospecting mission which discovered several gold anomalies at San Agustin.

        The mineral exploration application was presented to the Ministry of Energy and Mines on June 26, 1997.

        Barranquillo

        The Barranquillo concession is located in the El Progreso province in eastern Guatemala, some 70 kilometers east of Guatemala City. It covers an area of 96 square kilometers. The Archives of Central America refer to the existence of an old copper-gold mine 10 kilometers east of the town of Barranquillo, on the road to Guastatoya. The geology of the concession is very similarly to that found in the Jicaro concession, which bounds Barranquillo to the east.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on June 2, 1997.

        Los Cipreses

        The Los Cipreses concession is located in the Totonicapan province in western Guatemala, 200 kilometers west of Guatemala City. It covers and area of 56 square kilometers. The Archives of Central America refer to the existence of a silver and gold mine on the road from Momostenango to San Francisco el Alto. The Archives also mention a vein with an east west orientation on a hill called Trece. Assays yielded 3 ounces of silver per 100 pounds of rock and some gold. Geologically the area is located within the tertiary volcanic terrain close to several igneous bodies. It is important to recognize that the Motagua Fault is lost when it comes into contact with the tertiary volcanic rocks in the this particular area. It can be inferred that the Fault was buried but is still capable of controlling mineralization in the area in later tectonic events.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 24, 1997.

        Chiyax

        The Chiyax concession is located in the Totonicapan province of western Guatemala some 210 kilometers northwest of Guatemala City. It covers an area of 48 square kilometers. The Archives of Central America refer to the existence of gold and silver mines on the hills next to the town of Totonicapan. Special reference is made to the mines called Parrasqui and Choatulum. The geology of the area is very similar to that found at the Los Cipreses area due to their proximity.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on May 13, 1997.

        El Jicaro

        The El Jicaro concession is located in the El Progreso province of eastern Guatemala, some 80 kilometers east of Guatemala City. It covers an area of 90 square kilometers. The Archives of Central America refer to the presence of copper and gold bearing minerals on the Anchuga Mountain, close to the town of Guastatoya. This mountain is covered within the El Jicaro concession. The geology of the region is marked by the presence of the Motagua Fault, the largest east-west structure in Guatemala, which extends all the way to the Caribbean. Due to the proximity of such a large structure, geology is complex and is characterized by the presence of several rock types, including intrusives, tertiary rhyolites and redbeds of the Cretaceous age.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on June 2, 1997.

        Los Angeles 1 & La Union 1

        The Los Angeles 1 and La Union 1 concessions are both located in the Zacapa province in eastern Guatemala close to the Honduras border. They cover an area of 180 square kilometers. The Los Angeles 1 and La Union 1 areas were requested based on the geological environment surrounding them and a very prominent topographic structure. The areas are bounded to the north by the Managua area which was explored by the UN and the Ministry of Energy and Mines during the 1980's. Their combined findings yielded results of copper, lead, silver and gold. Geographically the area is located on Paleozoic metamorphic rocks in contact with an intrusive body and tertiary volcanic terrain. The Los Angeles 1 and La Union 1 area correspond to one concession but were divided in order to avoid an extremely large concession.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 24, 1997.

        El Rejon

        The El Rejon concession is located in the Sacatepeques and Chimaltenango provinces in central Guatemala approximately 3 kilometers west of Guatemala City. It covers an area of 77 square kilometers. The Archives of Central America refer to the presence of gold and silver mines located on the El Rejon hill close to Antigua Guatemala and the Parramos hill next to the town of Parramos which is located west of the El Rejon mine. The concession is located on tertiary volcanic terrain.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 30, 1997.

        Carmona

        The Carmona concession is located in the central part of the country close to the city of Antigua, some 30 kilometers south of Guatemala City. It covers an area of 72 square kilometers. The archives of Central America refer to the presence of a gold mine close to the former town of San Bartolome Carmona on top of the Carmona Mountain. The geology of the area is not well known but the mountain is located on the tertiary volcanic terrain, next to the Agua Volcano.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on May 13, 1997.

        Bola De Oro

        The Bola De Oro concession is located in the Chimaltenango province in western Guatemala some 60 kilometers west of Guatemala City. It covers an area of 110 square kilometers. The Archives of Central America refer to the presence of a mine close to the town of Comalapa which produced 2.25 ounces of silver per 100 pounds of rock and dome gold (not specified). The concession is located within the territory volcanic belt of Central Guatemala.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 30, 1997.

        El Triunfo 1

        The El Triunfo 1 concession is located in the Chimaltenango province in western Guatemala some 60 kilometers west of Guatemala City. It covers an area of 64 square kilometers.

        Historical information on file with the Ministry of Energy and Mines suggest that there have been approximately eight gold claims obtained on this concession and the archives of Central America refer to a gold mine close to the town of San Martin Jilotepeque which lies in this concession.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 24, 1997.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 1998 by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group. As at April 30, 1998 there were 10,870,384 shares of Common Stock issued and outstanding.

        NAME OF                                        SHARES OF COMMON            APPROXIMATE
       BENEFICIAL                                     STOCK BENEFICIALLY            PERCENTAGE
         OWNER                                              OWNED                     OWNED
         -----                                              -----                     -----
Globe Entertech Ltd.                                    2,000,000                    18.4%
P.O. Box 209
Providencials,
Turk & Caicos Islands, BWI

Carrington International Limited                        1,000,000                     9.2%
Suite 2402
Bank of America Tower
12 Harcourt Road
Central, Hong Kong

Officers and Directors

David E. Jenkins                                          125,000                     1.2%
1505-1060 Alberni Street
Vancouver, B.C. Canada V6E 4K2

Antonino G. Cacace                                          8,333                     *
Crud-y-Gloyat
Carswell Bay
Swansea Wales, U.K.

John James                                                 24,000                     *
64 West Street
Torrensville, South Australia
Australia, 5031

A. Cameron Richardson                                         Nil                     *
1505-1060 Alberni Street
Vancouver, B.C. Canada V6E 4K2

Officers and Directors (4 persons)                        157,333                     1.4%


*       Less than 1%.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS

        The following persons are the directors and executive officers of the
Company:

Name                          Position
----                          --------
David E. Jenkins              President and Director since October, 1995

John A. A. James              Vice President and Director since October, 1996

Antonino G. Cacace            Director since October, 1995

A. Cameron Richardson         Controller since October 1997, and Secretary since
                              April 1, 1998

        All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

        Management's business experience during the past five years is as follows:

        DAVID E. JENKINS, President & Director

        Mr. Jenkins is the founder of Aurora Gold Corporation and the company's president. He is also President of a business consulting firm, specializing in venture capital. Prior to forming his consulting firm, Mr. Jenkins spent over ten years with a large investment bank, serving in corporate finance and asset management. Additionally, he has been a principle in a residential real estate development company in Vancouver, Canada.

        JOHN A.A. JAMES, Vice-President & Director

        Mr. James, Aurora Gold's Vice-President, is a Fellow of the Australasia Institute of Mining and Metallurgy as well as a member of the Society for Mining, Metallurgy and Exploration, Inc. and of the Colorado Mining Association. He is a certified mining engineer, specializing in mine planning and project management. For over 30 years, Mr. James has served in senior management and on Boards of Directors of mining companies in North America, South America and Australia. He has been involved in base and precious metal projects around the world, and has developed detailed programs for a number of mines now in operation. He has brought mines into production for international engineering firms such as James Askew Associates, as well as for small independents.

        ANTONINO G. CACACE, Director

        Mr. Cacace is a founder and current Managing Director of Stelax Industries, a medium-sized steel and stainless steel mill facility in the United Kingdom. In this capacity, Mr. Cacace applies skills and insights acquired in degree work in mechanical engineering and graduate work in business administration.

        A. CAMERON RICHARDSON, Secretary and Controller

        Mr. Richardson has been employed as Controller of Aurora Gold Corporation since October 1997. From 1992 to 1997, Mr. Richardson held senior financial positions with a number of different publicly listed companies. From 1981 to 1992, he was employed by International Corona Corporation, a senior North American mining company, in various financial positions, most recently as mine controller at the company's Nickel Plate Gold Mine in Penticton B.C. Canada. He holds a bachelor's degree from York University and is a Certified Management Accountant. Mr. Richardson receives a monthly compensation from Aurora Gold Corporation in the amount of Cdn$1,250 per month.

ITEM 6. EXECUTIVE COMPENSATION

        GENERAL

        The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal year:

-----------------------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation                           Long-Term Compensation
                                    -----------------------------------------------------------------------------------------------
                                                                                      Awards                     Payments
                                                                           --------------------------------------------------------
                                                                                           Securities
                                                                 Other                       Under-                       All
                                                                 Annual      Restricted      Lying                       other
       Name And                                                 Compen-        Stock        Options/        LTIP        Compen-
  Principal Position        Year      Salary      Bonuses        sation       Award(s)        SARs        Payouts        sation
                                        ($)         ($)           ($)           ($)           (=)           ($)           ($)
          (a)               (b)         (c)         (d)           (e)           (f)           (g)           (h)           (i)
-----------------------------------------------------------------------------------------------------------------------------------
David Jenkins             1998(1)     15,000        -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------
                          1997        60,000        -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------
                          1996        60,000        -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
James A. James            1998(1)       -0-         -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------
                          1997        34,713        -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------
                          1996          -0-         -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Richard Bullock(2)        1998          -0-         -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------
                          1997          -0-         -0-           -0-           None          None          None          -0-
                        -----------------------------------------------------------------------------------------------------------
                          1996        24,000(3)     -0-           -0-           None          None          None          -0-
-----------------------------------------------------------------------------------------------------------------------------------

(1)     Through March 31, 1998.

(2) Mr. Bullock resigned as officer and director of the Company on April 6, 1998.

(3) Of this amount 14,879 was payable as of December 31, 1996, which payment was waived by Mr. Bullock in 1997.

OPTIONS/SAR GANTS TABLE

        The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs")), and freestanding SARs made during the last completed fiscal year to each of the named executive officers;

-------------------------------------------------------------------------------------------------------
                                 OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                          (INDIVIDUAL GRANTS)
=======================================================================================================
                                              Percent Of
                          Number of         Total Options/
                         Securities          SARs Granted
                         Underlying          To Employees         Exercise Or
                         Option/SARs           In Fiscal           Base Price
       Name              Granted (#)             Year                ($/Sh)          Expiration Date
        (a)                  (b)                  (c)                 (d)                  (e)
-------------------------------------------------------------------------------------------------------
       None                 None                 None                 None                None
-------------------------------------------------------------------------------------------------------

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

        The following table sets forth information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs, on an aggregated basis:

-------------------------------------------------------------------------------------------------------
                     AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
                                           OPTION/SAR VALUES
=======================================================================================================
                                                                   Number of
                                                                  Securities            Value Of
                                                                  Underlying           Unexercised
                                                                  Unexercised         In-The-Money
                             Shares                              Options/SARs         Options/SARs
                            Acquired             Value           At FY-End($)         At FY-End($)
                           On Exercise          Realized         Exercisable/         Exercisable/
         Name                  (#)                ($)            Unexercisable        Unexercisable
         (a)                   (b)                (c)                 (d)                  (e)
-------------------------------------------------------------------------------------------------------
         None                 None                None               None                 None
-------------------------------------------------------------------------------------------------------

LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE

        The following table sets forth information regarding each award made to a named executive officer in the last completed fiscal year under any LTIP:

---------------------------------------------------------------------------------------------------------
                          LONG-TERM INCENTIVE PLANS-AWARDS IN LAST FISCAL YEAR
=========================================================================================================
                                                               ESTIMATED FUTURE PAYOUTS UNDER
                                                                 NON-STOCK PRICE-BASED PLANS
                                                    -----------------------------------------------------
                       NUMBER
                     OF SHARES,       PERFORMANCE
                      UNITS OR         OR OTHER
                       OTHER          PERIOD UNIT
                       RIGHTS         MATURATION        THRESHOLD          TARGET           MAXIMUM
      NAME              (#)            OR PAYOUT         ($ OR #)         ($ OR #)          ($ OR #)
      (A)               (B)               (C)              (D)               (E)              (F)
---------------------------------------------------------------------------------------------------------
      None              None             None              None             None              None
---------------------------------------------------------------------------------------------------------

        None of the Company's officers and directors are currently party to an employment agreement with the Company. Mr. Jenkins had been party to a written agreement which was terminated January 1, 1998 pursuant to which he received $5,000 per month. It is anticipated that aggregate compensation to all directors and officers in the Fiscal year ending in 1998 will not exceed $75,000. In addition, directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

        Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The

Company is not aware of the existence of any conflict of interest as described herein.

        During the fiscal years ended December 31, 1997 and 1996 consulting fees, salaries and wages aggregating, respectively, $79,825 and $97,276 were paid or are payable to directors or corporations controlled by directors in connection with managerial, engineering and administrative services provided as follows:

                                              1998                  1997                 1996
David Jenkins                                15,000                60,000               60,000

John A James                                   Nil                 34,713                 Nil

        In addition, directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.

        Included in accounts payable at March 31, 1998 is $31,055 (December 31, 1997 - $45,532, December 31, 1996 - $84,642) due to directors and a corporation controlled by a director in respect of salaries, consulting fees and expenses.

        The Company believes that the amounts paid are comparable to amounts that would have been paid to at arms length third party providers of such services.

ITEM 8. DESCRIPTION OF SECURITIES

        COMMON STOCK

        The Company is authorized to issue 50,000,000 shares of Common Stock, of which 10,870,384 shares were issued and outstanding as of the date of this Memorandum. Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.


        The holders of Common Stock (i) have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to the holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

        The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own approximately 1.4% of the outstanding shares of the Company.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS 1 COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        The Common Stock of the Company has been quoted on the OTC Bulletin Board since December 5, 1996. The following table sets forth high and low bid prices for the Common Stock for the calendar quarters indicated as reported by the OTC Bulletin Board from December 5, 1996 through March 31, 1998. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.


Quarter Ending:                           High                   Low                         Volume
---------------                           ----                   ---                         ------
December 31, 1996(1)                      1.37                   0.31                         149,000

March 31, 1997                            3.50                   1.40                       1,052,485

June 30, 1997                             4.50                   2.87                       1,057,070

September 30, 1997                        3.66                   2.50                         645,113

December 31, 1997                         3.375                  1.25                         872,118

March 31, 1998                            2.875                  1.75                         673,884

----------------------
(1)     From December 5, 1996

        No assurance can be given that a market for the Company's Common Stock will be sustained or that the Common Stock will continue to be quoted on the OTC Bulletin Board.


        On April 30, 1998, the closing price of the Company's Common Stock as reported on the OTC Bulletin Board was $2.00 per share.

        DIVIDENDS

        The Company has not declared any dividends since inception, and has no present intention or paying any cash dividends on its Common Stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not a party to any litigation, and has no knowledge of any pending or threatened litigation against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        Since inception the Registrant has sold securities in the manner set forth below without registration under the Securities Act of 1933, as amended (the "Act").

        (1) On October 10, 1995, the Company issued in an exchange transaction 3,830,383 shares (adjusted for a 3 for 1 reverse stock split) at a price of $.001 per share in accordance with Rule 504 of Regulation D

        (2) In August, 1996, the Company issued 300,000 shares at a price of $.01 per share in connection with its acquisition of certain mineral properties in Canada.

        (3) In August, 1996, the Company issued 5,800,000 shares for an aggregate consideration of $355,000 in off shore transactions pursuant to Regulation S;

        (4) On February 28, 1997, the Company issued 750,000 shares at a price of $1.00 per share for an aggregate consideration of $750,000 pursuant to Rule 504 of Regulation D; and

        (5) On March 31, 1998, the Company issued 200,000 shares at a price of $1.25 per share for an aggregate consideration of $250,000 pursuant to Rule 504 of Regulation D.

        Except for shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended, subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.

        The Registrant believes that each of the above-referenced transaction was exempt from registration under the Act, pursuant to Section 4(2) of the Act and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

ITEM 5. INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

        Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

        STATUTORY INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of The Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEE AND AGENTS; INSURANCE

        (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

        (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

        (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

        (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        (g) a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

THE SECURITIES AND EXCHANGE COMMISSION'S POLICY ON INDEMNIFICATION

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defenses of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S
                              FINANCIAL STATEMENTS
                             Aurora Gold Corporation
                    (Formerly Chefs' Acquisition Corporation)

Audited Financial Statements:
        Report of Independent Accountants                                    34
        Balance Sheet as at December 31, 1997 and 1996
        Statements of Operations and Accumulated Deficit
        Statements of Cash Flows for the year ended
               December 31, 1997, 1996 and for the
               three month period ended December 31, 1995
        Summary of Significant Accounting Policies
        Notes to the Financial Statements
Unaudited Financial Statements (Prepared by Management):                     51
        Balance Sheet as at March 31, 1998 and 1997
        Statement of Operations and Accumulated Deficit for the
               three months ended March 31, 1998 and 1997
        Statements of Cash Flows for the three months
               ended March 31, 1998 and 1997
        Notes to Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders
Aurora Gold Corporation

We have audited the Balance Sheets of Aurora Gold Corporation (formerly Chefs' Acquisition Corp.), as at December 31, 1997 and 1996 and the related Statements of Operations and Accumulated Deficit and Cash Flows for the years ended December 31, 1997 and 1996 and the three month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Aurora Gold Corporation as at December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 and the three month period ended December 31, 1995 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 1 to the financial statements, the Company has incurred a loss from operations and lacks current liquidity which raises substantial doubt about its ability to pay the current liabilities, and, therefore, continue as a going concern. Management's plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, British Columbia                               CHARTERED ACCOUNTANTS
March 6, 1998                                      (INTERNATIONALLY BDO BINDER)

-----------------------------------------------------------------------------------------------------
                                                                              AURORA GOLD CORPORATION
                                                                                       Balance Sheets
                                                                          (Expressed in U.S. Dollars)

                                                                     DECEMBER 31           December 31
For the Periods Ended                                                   1997                  1996
-----------------------------------------------------------------------------------------------------
ASSETS
CURRENT
   Cash                                                             $   122,921             $  70,649
   Non-trade accounts receivable                                         12,326                51,364
                                                                    ---------------------------------
                                                                        135,247               122,013

FIXED ASSETS (Note 2)                                                    18,662                 6,441
MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (Note 3)                 76,399                39,410
ORGANIZATION COSTS (Note 4)                                               6,909                 9,211

                                                                    ---------------------------------
                                                                    $   237,217             $ 177,075
-----------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' SURPLUS (DEFICIENCY)
LIABILITIES
CURRENT
   Accounts payable (Note 7)                                        $    68,866             $ 133,902
   Notes payable (Note 5)                                                    --                50,000
                                                                    ---------------------------------
                                                                         68,866               183,902
                                                                    ---------------------------------
STOCKHOLDERS' SURPLUS (DEFICIENCY) (Note 6)
   Share capital
      Authorized
         50,000,000 common shares, par value $0.001
      Issued
         10,670,384 (1996 - 9,920,384)                                   10,670                 9,920
   Paid in capital                                                    1,088,869               344,461
   Deficit                                                             (931,188)             (361,208)
                                                                    ---------------------------------
                                                                        168,351                (6,827)
                                                                    ---------------------------------
                                                                    $   237,217             $ 177,075
-----------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements. Approved on behalf of the Board:

___________________________Director        ___________________________ Director

------------------------------------------------------------------------------------------
                                                                   AURORA GOLD CORPORATION
                                          Statements of Operations and Accumulated Deficit
                                                               (Expressed in U.S. Dollars)

                                                  DECEMBER 31    December 31   December 31
                                                      1997           1996          1995
For the Periods Ended                             (12 MONTHS)    (12 Months)    (3 Months)
------------------------------------------------------------------------------------------
ADMINISTRATIVE EXPENSES

Amortization                                        $   6,923       $  3,817      $   -
Bank charges and interest income, net                 (13,508)          (675)         -
Transfer agents, listing and filing fees               23,267          6,144
Shareholder relations, advertising and
  promotions                                           41,340         18,340          -
Salaries and wages                                     49,440         97,276          -
Office and miscellaneous                               74,409         36,534          -
Professional fees (legal and accounting)               71,455         52,255          -
Consultants                                            46,378          7,255          -
Rent and other                                         16,828         25,191          -
Travel                                                 28,917          7,323          -
Property development and examinations                  73,429         93,751          -
Telephone                                              15,506         13,997          -
                                                     -------------------------------------

NET LOSS FOR THE PERIOD BEFORE
   WRITE-OFF OF MINERAL PROPERTIES                    434,384        361,208          -

WRITE-OFF OF MINERAL PROPERTIES                       135,596              -          -
                                                     -------------------------------------

NET LOSS FOR THE PERIOD                               569,980        361,208          -

ACCUMULATED DEFICIT, beginning
   of period                                          361,208              -          -

                                                     -------------------------------------
ACCUMULATED DEFICIT, end of period                   $931,188       $361,208       $  -

------------------------------------------------------------------------------------------

LOSS PER SHARE
   - basic (Note 8)                                  $  (0.05)      $  (0.06)      $  -
------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

------------------------------------------------------------------------------------------
                                                                   AURORA GOLD CORPORATION
                                                                  Statements of Cash Flows
                                                               (Expressed in U.S. Dollars)

                                                 DECEMBER 31     December 31   December 31
                                                     1997            1996          1995
For the Periods Ended                             (12 MONTHS)    (12 Months)    (3 Months)
------------------------------------------------------------------------------------------
CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES
   Net loss for the period                          $(569,980)     $(361,208)    $      -
   Items not involving cash
      Amortization                                      6,923          3,817            -
      Write-off of mineral properties                 135,596              -            -
                                                     -------------------------------------
                                                     (427,461)      (357,391)           -
   Changes in non-cash working capital balances
      (Decrease) increase in accounts payable         (65,036)       133,852           50
      Decrease (increase) in accounts receivable       39,038        (51,364)           -
                                                     -------------------------------------
                                                     (453,459)      (274,903)          50

                                                     -------------------------------------

FINANCING ACTIVITIES
   Proceeds from the issuance of common stock         745,158        342,920       11,461
   Notes payable                                      (50,000)        50,000            -
                                                     -------------------------------------
                                                      695,158        392,920       11,461
                                                     -------------------------------------

INVESTING ACTIVITIES
   Purchase of fixed assets                           (16,842)        (7,958)           -
   Mineral properties                                (172,585)       (39,410)           -
   Incorporation costs                                      -              -      (11,511)
                                                     -------------------------------------
                                                     (189,427)       (47,368)     (11,511)
                                                     -------------------------------------

INCREASE IN CASH FOR THE PERIOD                        52,272         70,649            -

CASH, beginning of period                              70,649              -            -
                                                     -------------------------------------
CASH, end of period                                  $122,921       $ 70,649     $      -
------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                     Summary of Significant Accounting Policies
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------

PRINCIPLES OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

FIXED ASSETS

Fixed assets are recorded at cost less accumulated amortization. Amortization is provided as follows:

Computer equipment   -   straight-line basis over two years
Office equipment
   and furniture     -   straight-line basis over five years

MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

Non-producing mineral interests are initially recorded at acquisition cost. The cost basis of mineral interests include acquisition cost and the cost of exploration and development.

Management evaluates the carrying value of mineral interests in unproven properties on a regular basis for possible impairment. Management evaluation considers all the facts and circumstances known about each property including the results of drilling and other exploration activities to date, the desirability and likelihood that additional future exploration activities will be undertaken by the Company or by others, the land holding costs including work commitments, the ability and likelihood of joint venturing the property with others, and, if producing, the cost and revenue of continued operations.

Unproven properties are considered fully or partially impaired, and are fully or partially abandoned, at the earliest of the time that geological mapping, surface sample assays or drilling results fail to confirm the geological concepts involved at the time the property was acquired, a decision is made not to perform the work commitments or to make the lease payments required to retain the property, the Company discontinues its efforts to find a joint venture partner to fund exploration activities and has decided not to fund those costs itself, or the time the property interest terminates by contract or by operation of law.

Upon commencement of commercial production, properties will be amortized using the units-of-production method. If properties are abandoned, sold or do not merit further development, related acquisition costs and exploration expenditures will be charged to income in the year.

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                     Summary of Significant Accounting Policies

December 31, 1997
-------------------------------------------------------------------------------


MINERAL PROPERTIES AND EXPLORATION EXPENDITURES - CONTINUED

Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

RECLAMATION AND DECOMMISSIONING COSTS

Costs related to site restoration programs are accrued over the life of the project.

TRANSLATION OF FOREIGN CURRENCIES

The Corporation has adopted the United States dollar as its reporting currency.

The Company translates monetary assets and liabilities denominated in foreign currencies at period end exchange rates. Non-monetary assets have been translated using historical rates of exchange. Expenses have been translated at the average rates of exchange during the periods except for charges relating to non-monetary assets which have been translated at the same rates as the related assets.

Foreign exchange gains and losses on monetary assets and liabilities are included in operations.

ORGANIZATION COSTS

The Company capitalized all costs directly incurred in the formation of the Corporation. These costs are being amortized on a straight-line basis over five years.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                     Summary of Significant Accounting Policies

December 31, 1997
-------------------------------------------------------------------------------

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, non-trade accounts receivable, accounts payable and notes payable. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial instruments.

INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets using enacted rates in effect in the years in which the differences are expected to reverse.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, SFAS 130 may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                     Summary of Significant Accounting Policies
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------

NEW ACCOUNTING PRONOUNCEMENTS - CONTINUED

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS 131 is effective for financial statements for periods beginning after December, 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of SFAS 131, management has been unable to fully evaluate the impact of SFAS 131, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                                  Notes to Financial Statements
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------


1.       NATURE OF BUSINESS AND GOING CONCERN

         The Corporation was formed on October 10, 1995 under the laws of the State of Delaware as Chef's Acquisition Corp. and is in the exploration stage. On May 20, 1996, the Corporation changed its name to Aurora Gold Corporation. The Company is in the business of developing mineral properties. The recovery of the amounts shown for interests in mineral properties and exploration costs is dependent upon the discovery of economically recoverable reserves or proceeds from the disposition thereof, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties and on future profitable operations.

         These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company requires additional funds to meet its obligations and maintain its operations. Management's plans in this regard are to raise equity financing as required. These matters raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.


-------------------------------------------------------------------------------


2        FIXED ASSETS

                                                    1997                          1996
                                                         Accumulated                     Accumulated
                                              Cost       Amortization         Cost       Amortization
                                        ----------------------------------------------------------------
         Furniture                           $ 5,229       $   350          $     -       $     -
         Computer equipment                   11,554         4,695            4,837         1,207
         Office equipment                      8,017         1,093            3,121           310
                                        ---------------------------------------------------------------

                                             24,800          6,138            7,958         1,517
                                        ---------------------------------------------------------------
         Cost less accumulated
           amortization                              $18,662                       $ 6,441
                                        ---------------------------------------------------------------


         The estimated useful life of the fixed assets varies between two and five years.

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                                  Notes to Financial Statements
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------

3.       MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

         Mineral properties consist of:

                                                                             1997          1996
         (a)     Cape Bretton Mineral Claims (Note 3) (d)
                 Acquisition costs                                         $ 14,600      $ 14,600
                 Exploration expenditures                                    99,186         3,000
                 Abandoned during period                                   (113,786)            -
                                                                           ----------------------
                                                                           $     -       $ 17,600
                                                                           ----------------------


         (b)     Northwest Territories Mineral Claims (Note 3) (e)
                 Acquisition costs                                         $ 21,810      $ 21,810
                 Abandoned during period                                    (21,810)            -
                                                                           ----------------------
                                                                           $     -       $ 21,810
                                                                           ======================


         (c)     Guatemala Mineral Claims (Note 3) (f)
                 Acquisition costs                                         $ 30,499      $      -
                 Exploration expenditures                                    45,900             -
                                                                           ----------------------
                                                                           $ 76,399      $      -
                                                                           ======================
            Total                                                          $ 76,399      $ 39,410
                                                                           ======================

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                                  Notes to Financial Statements
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------

3.       MINERAL PROPERTIES - CONTINUED

         (d)     Cape Bretton Mineral Claims

                 During 1997, the Company abandoned the Cape Bretton Mineral Claims.

         (e)     Northwest Territories Mineral Claims

                 During 1997, the Company abandoned the Northwest Territories Mineral Claims.

         (f)     Guatemala Mineral Claims

                 In July 1997, the Company entered into a letter agreement, which was revised in November 1997, whereby the Company obtained an option to earn a 100% undivided interest in four mineral concessions: El Triunfo, El Rejon, Bola de Oro and Carmona. The agreement is subject to the completion of the Company's due diligence and the Guatemala Government's approval of the applications for the four mineral concessions. This option will be earned once the Company pays the following consideration:

                 (i)    Cash payments of:

                        US$ 5,000 on July 21, 1997 (Paid)

                 (ii) Issuance of 1,500 common shares per concession for a total of 6,000 shares upon completion of the Company's due diligence and governmental approval of the four applications.

                 Each distinct mineral deposit per mineral concession acquired by the Company will be subject to a net smelter return royalty equal to 1% of the net smelter returns payable to the Government of Guatemala.

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                                  Notes to Financial Statements
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------



3.       MINERAL PROPERTIES - CONTINUED

                 In August 1997, the Company entered into a letter agreement, which was revised in November 1997, whereby the company obtained an option to earn a 100% undivided interest in eight mineral concessions: Los Cipreses, Chiyax, Los Angelas, La Union, Barranquillo, El Rancho, El Jicarco, Manjita and two mineral reconnaissance concessions Atitlan and San Diego. The agreement is subject to the completion of the Company's due diligence and the Guatemala Government's approval of the ten applications. This option will be earned once the Company pays the following consideration:

                 (i)    Cash payments:

                        US$ 5,000 on August 18, 1997 (Paid)

                 (ii) Issuance of 1,500 common shares per concession for a total of 15,000 shares upon completion of the Company's due diligence and governmental approval of the ten applications.

                 Each distinct mineral deposit per mineral concession acquired by the Company will be subject to a net smelter return equal to 1% of the net smelter returns payable to the Government of Guatemala.

                 In November 1997, the Company advanced a further $20,000 for locating additional concessions.


-------------------------------------------------------------------------------


4.       ORGANIZATION COSTS

                                               1997           1996
         Cost                                  $11,511      $11,511
         Accumulated amortization                4,602        2,300
                                               --------------------
                                               $ 6,909      $ 9,211
                                               ====================

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                                  Notes to Financial Statements
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------


5.       NOTES PAYABLE
         The Company had the following notes payable to shareholders which were repaid during 1997:

                                                                        1997          1996
         Note payable to C & P Leonard,
           unsecured, non-interest bearing
           and due on demand                                         $    -           $12,500
         Note payable to R & B Friesen,
           unsecured, non-interest bearing
           and due on demand                                              -            12,500
         Note payable to Sunview Investments
           Ltd., unsecured, non-interest
           bearing and due on demand                                      -            25,000
                                                                     ------------------------
                                                                     $    -           $50,000
                                                                     ------------------------

-------------------------------------------------------------------------------


6.       STOCKHOLDERS' SURPLUS (DEFICIENCY)
         Share capital

                                                      1997                      1996
                                              ------------------------------------------------
                                              Number                     Number
                                              of Shares     Amount       of Shares     Amount
                                              ------------------------------------------------
            Balance, beginning of year         9,920,384    $ 9,920      11,461,150   $ 11,461
            Adjustment for reverse
              stock split                              -          -     (7,640,766)     (7,641)
            Issued for cash
              Private placement                  750,000        750      5,800,000       5,800
            Issued for asset
              Resource property
                payment                                -          -        300,000         300
                                              ------------------------------------------------
                                              10,670,384    $10,670      9,920,384    $  9,920
                                              ------------------------------------------------

-------------------------------------------------------------------------------
                                                        AURORA GOLD CORPORATION
                                                  Notes to Financial Statements
                                                    (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------


6.      STOCKHOLDERS' SURPLUS (DEFICIENCY) - CONTINUED

                                                                          1997            1996
         Paid in capital

         Balance, beginning of year                                   $   344,461      $      -
         Adjustment for reverse stock split                                     -         7,641
         Private placement                                                749,250       349,200
         Resource property                                                      -         2,700
                                                                      -------------------------
                                                                        1,093,711       359,541

         Share issue costs                                                 (4,842)      (15,080)
                                                                      -------------------------

                                                                      $ 1,088,869      $344,461
                                                                      -------------------------

         Deficit
            Balance at beginning of year                              $  (361,208)     $      -
            Net loss for the period                                      (569,980)     (361,208)
                                                                      -------------------------

            Balance at end of year                                    $  (931,188)    $(361,208)
                                                                      -------------------------

         Shareholders' surplus (deficiency)                              $168,351     $  (6,827)
                                                                      -------------------------


-------------------------------------------------------------------------------


7.       RELATED PARTY TRANSACTIONS

         (a) Included in accounts payable is $45,532 (December 31, 1996 - $84,642) due to directors and a corporation controlled by a director in respect of salaries, consulting fees and reimbursement for operating expenses.

         (b) During the year consulting fees, salaries and wages of $79,825 (December 31, 1996 - $97,276) were paid or are payable to directors or corporations controlled by directors.

         (c) Non-trade accounts receivable are due from companies sharing a common director, are without interest and are due on demand.

-------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
-------------------------------------------------------------------------------



8.         LOSS PER SHARE

           Loss per share was computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. At December 31, 1997 10,528,717 common shares were outstanding (December 31, 1996 - 5,859,288).


--------------------------------------------------------------------------------


9.         NON-CASH TRANSACTIONS

           (a) Organization costs of $11,461 were paid by former directors during 1995, these former directors received 3,820,383 shares in respect of these expenses.

           (b) During 1996, the Company issued 300,000 shares at $0.01 as part of the acquisition cost of a mineral property (Note 3(b)).

           (c) During 1997, the Company wrote off its Northwest Territories Mineral Properties in the amount of $21,810 and wrote off its Cape Bretton Mineral Properties in the amount of $113,786.

           The above non-cash transactions have not been included on the Statements of Cash Flows.


--------------------------------------------------------------------------------


10.        COMMITMENTS

           The Company entered into a management contract with the President of the Company. The contract requires the Company to pay management fees totalling $5,000 per month together with an annual performance bonus. The contract can be terminated by either party with three months notice. This management contract was terminated on January 1, 1998 with the last payment being made March 1, 1998.

--------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



11.        INCOME TAXES

           (a) The Company has net losses for tax purposes totalling approximately $927,559 which may be applied against future taxable income. Accordingly, there is no tax expense for the years ended December 31, 1997 and 1996. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

                    The right to claim these losses expires as follows:

                                2011                                                                  $360,459
                                2012                                                                   567,100
                                                                                                      --------
                                                                                                      $927,559
                                                                                                      --------


           (b)      Deferred Tax Assets (Liabilities), December 31, 1997

                                                                                                             Statutory
                                                                                               Tax Rate           $
                                                                                --------------------------------------
                      Tax asset related to depreciation                         $  4,461          34%        $   1,517
                      Tax benefit of loss carry-forwards                        $927,559          34%          315,370
                      Valuation allowance                                                                     (316,887)
                                                                                                             ---------
                                                                                                             $      -
                                                                                                             ---------


                      Deferred Tax Assets (Liabilities), December 31, 1996

                                                                                                Statutory
                                                                                                Tax Rate            $
                                                                                ---------------------------------------
                      Tax asset related to depreciation                         $   1,755          34%        $     597
                      Tax benefit of loss carry-forwards                         $374,226          34%          127,237
                      Valuation allowance                                                                      (127,834)
                                                                                                              ---------
                                                                                                              $       -
                                                                                                              ---------

--------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



12.      COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform with the current period presentation. Certain amounts totalling $54,715 accrued and payable at the option of the Company as at December 31, 1996 in connection with a mineral property abandoned in 1997 have been reversed and, accordingly, accounts payable and mineral properties have been restated as at December 31, 1996.

--------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                                                   Balance Sheet
                                            (Unaudited - Prepared by Management)
                                                     (Expressed in U.S. Dollars)

                                                                                      MARCH 31         March 31
FOR THE PERIODS ENDED                                                                     1998             1997
-------------------------------------------------------------------------------------------------------------------


ASSETS

CURRENT
    Cash                                                                            $  297,140       $  793,442

FIXED ASSETS                                                                            16,555            8,647
MINERAL PROPERTIES AND EXPLORATION EXPENDITURES                                        111,393           22,439
ORGANIZATION COSTS                                                                       6,506            8,635
                                                                                    ---------------------------
                                                                                      $431,594         $833,163

-------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' SURPLUS (DEFICIENCY)

LIABILITIES

CURRENT
    Accounts payable                                                                $   45,677       $  167,483
    Notes payable                                                                            -           50,000

                                                                                    ---------------------------
                                                                                        45,677          217,483
                                                                                    ---------------------------

STOCKHOLDERS' DEFICIENCY
    Share capital
       Authorized
           50,000,000 common shares, par value $0.01
       Issued
           10,870,384 (1996 - 10,670,384)                                               10,920           10,670
       Paid in capital                                                               1,338,619        1,088,869
       Deficit                                                                        (963,622)        (483,859)
                                                                                    ---------------------------
                                                                                       385,917          615,680

                                                                                    ---------------------------
                                                                                    $  431,594       $  833,163

-------------------------------------------------------------------------------------------------------------------

Approved on behalf of the Board:

-----------------------------               -----------------------------------
Director                                    Director

--------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                Statements of Operations and Accumulated Deficit
                                            (Unaudited - Prepared by Management)
                                                     (Expressed in U.S. Dollars)


                                                                                       MARCH 31           March 31
                                                                                           1998               1997
FOR THE PERIODS ENDED                                                                (3 MONTHS)         (3 Months)
-------------------------------------------------------------------------------------------------------------------
ADMINISTRATIVE EXPENSES
    Amortization                                                                      $  2,510           $  1,387
    Bank charges and interest income, net                                                 (556)            (3,288)
    Transfer agents, listing and filing fees                                             2,749              4,593
    Shareholder relations, advertising and
       promotions                                                                        2,144             11,246
    Salaries and wages                                                                  13,112             16,841
    Office and miscellaneous                                                             7,779              9,696
    Professional fees (legal and accounting)                                             2,791             18,696
    Consultants                                                                              -                340
    Rent and other                                                                         824              4,350
    Travel                                                                                   -              5,641
    Property development and examinations                                                  477             27,159
    Telephone                                                                              604              3,645
                                                                                    ---------------------------
NET LOSS FOR THE PERIOD BEFORE WRITE-OFF
    OF MINERAL CLAIMS                                                                   32,434            100,306

WRITE-OFF OF MINERAL PROPERTIES                                                              -             22,345
                                                                                    ---------------------------
NET LOSS FOR THE PERIOD                                                                 32,434            122,651

ACCUMULATED DEFICIT, beginning of period                                               931,188            361,208
                                                                                    ---------------------------
ACCUMULATED DEFICIT, end of period                                                    $963,622           $483,859
-------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE
    - basic and diluted                                                               $  0.003           $   0.01
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                                        Statements of Cash Flows
                                           (Unaudited -- Prepared by Management)
                                                     (Expressed in U.S. Dollars)


                                                                                        MARCH 31           March 31
                                                                                            1998               1997
FOR THE PERIODS ENDED                                                                 (3 MONTHS)         (3 Months)
-------------------------------------------------------------------------------------------------------------------

CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES
    Net loss for the period                                                            $(32,434)         $(100,306)
    Item not involving cash
       Amortization                                                                       2,510              1,387
                                                                                       ---------------------------
                                                                                        (29,924)           (98,919)

    Changes in non-cash working capital balances
       Decrease in accounts payable                                                     (23,189)           (21,134)
       Decrease in accounts receivable                                                   12,326              1,364
                                                                                       ---------------------------
                                                                                        (40,787)          (118,689)
                                                                                       ---------------------------
FINANCING ACTIVITY
    Proceeds from the issuance of common stock                                          250,000            795,158
                                                                                       ---------------------------
INVESTING ACTIVITIES
    Purchase of fixed assets                                                                  -             (3,017)
    Mineral properties                                                                  (34,994)            49,341
                                                                                       ---------------------------
                                                                                        (34,994)            46,324
                                                                                       ---------------------------
INCREASE IN CASH FOR THE PERIOD                                                         174,219            722,793

CASH, beginning of period                                                               122,921             70,649
                                                                                       ---------------------------
CASH, end of period                                                                    $297,140          $ 793,442

--------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                         Notes to Unaudited Financial Statements
                                                     (Expressed in U.S. Dollars)
--------------------------------------------------------------------------------



1.  NATURE OF BUSINESS AND GOING CONCERN

           The Corporation was formed on October 10, 1995 under the laws of the State of Delaware as Chef's Acquisition Corp. and is in the exploration stage. On May 20, 1996, the Corporation changed its name to Aurora Gold Corporation. The Company is in the business of developing mineral properties. In the opinion of the Company these unaudited financial statements include all adjustments (which consist only of normally recurring items) to present fairly the financial position as of March 31, 1998 and the reserves of operation and cash flows for the three month period ended March 31, 1998. The results for the three month period ended March 31, 1998 are not necessarily indicative of the result to be expected for the year.


2.  MINERAL PROPERTIES AND EXPLORATION EXPENDITURES


    All of the Company's property interests are located in Guatemala and consist of:


                                                                                          1998
         Acquisition Costs:                                                             $ 30,499
         Exploration Expenditures                                                         80,894
                                                                                          ------
                                                                                        $111,393

3.  ORGANIZATION COSTS

                                                                         1998
           Cost                                                       $11,511
           Accumulated amortization                                     5,005
                                                                      -------
                                                                      $ 6,506

4.  CAPITALIZATION

           Share capital                                                1998
                                                                       Number
                                                                      of Shares         Amount
                                                                    --------------------------
              Balance, beginning of year                             10,670,384       $ 10,670

              Issued for cash
                 Private placement                                      200,000            200
                                                                    --------------------------
                                                                     10,870,384         10,870
                                                                    --------------------------

--------------------------------------------------------------------------------
                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997

--------------------------------------------------------------------------------



5.       RELATED PARTY TRANSACTIONS

                    Included in accounts payable is $31,055 due to a director for reimbursement of expenses.


6.         LOSS PER SHARE

           Loss per share was computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. At March 31, 1998 10,670,834 common shares were outstanding.


7.         NON-CASH TRANSACTIONS

           (a) Organization costs of $11,461 were paid by former directors during 1995, these former directors received 3,820,383 shares in respect of these expenses.

           (b) During 1996, the Company issued 300,000 shares at $0.01 as part of the acquisition cost of a mineral property.

           (c) During 1997, the Company wrote off its Northwest Territories Mineral Properties in the amount of $21,810 and wrote off its Cape Bretton Mineral Properties in the amount of $113,786.

           The above non-cash transactions have not been included on the Statements of Cash Flows.


8.         COMMITMENTS

           The Company entered into a management contract with the President of the Company. The contract requires the Company to pay management fees totalling $5,000 per month together with an annual performance bonus. The contract can be terminated by either party with three months notice. This management contract was terminated on January 1, 1998 with the last payment being made March 1, 1998.

                                    PART III


ITEM 1.             INDEX TO EXHIBITS

1.1        Certificate of Incorporation

1.2        Certificate of Amendment to the Certificate of Incorporation

1.3        Certificate of Restoration and Renewal of Certificate of Incorporation

1.4        Amended and Restated By-laws

3.1        Agreement dated July 18, 1997 between The Company and Minera Motagua, S.A.

3.2        Agreement dated August 16, 1997 between the Company and Minera Motagua, S.A.

3.3        Agreement dated November 3, 1997 between the Company and Minera Motagua, S.A.

27.1       Financial Data Schedule

ITEM 2.    DESCRIPTION OF EXHIBITS

           Not Applicable

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:         May 29, 1998

Aurora Gold Corporation




By:  /s/  David Jenkins
   --------------------------
David Jenkins, President

                                        REGISTRATION STATEMENT ON FORM 10SB

                                              AURORA GOLD CORPORATION

                                                 INDEX TO EXHIBITS

                                                                             Page
                                                                             ----
1.1      Certificate of Incorporation                                          59

1.2      Certificate of Amendment to the Certificate
         of Incorporation                                                      61

1.3      Certificate of Restoration and Revival of
         Certificate of Incorporation                                          63

1.4      Amended and Restated By-laws                                          64

3.1      Agreement dated July 18, 1997 between The Company
         and Minera Motagua, S.A.                                              72

3.2      Agreement dated August 16, 1997 between the Company
         and Minera Motagua, S.A.                                              80

3.3      Agreement dated November 3, 1997 between the Company
         and Minera Motagua, S.A.                                              92

27.1     Financial Data Schedule                                               94